JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3085

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

04030379

12th May 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

RECEIVED
2004 MAY 25 A 8:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Dear Sirs

Jardine Strategic Holdings Limited
- Shares Purchased by Jardine Matheson Holdings Limited

We enclose for your information a notification dated 12th May 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

PROCESSED
MAY 25 2004
THOMSON FINANCIAL

pp Neil M McNamara
Group Corporate Secretary

Encl

5/25

Full Text Announcement

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Shares Purchase
Released	11:50 12 May 2004
Number	5813Y

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARES PURCHASED BY JARDINE MATHESON HOLDINGS LIMITED ("JMH")

Please be advised of the following acquisition of JSH shares in the market by JMH Investments Limited, a wholly-owned subsidiary of JMH. JMH is a subsidiary of JSH.

Date of purchase:	12th May 2004
Total number of shares purchased:	300,000 shares
Highest price paid per share:	US$4.84
Lowest price paid per share:	US$4.64

The acquisition of shares is made in accordance with the share repurchase guidelines agreed with the UK Listing Authority which is applicable to JSH.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

12th May 2004

www.jardines.com

END

Company website

Jardine Strategic

Jardine Strategic Holdings Limited
Jardine House, Reid Street
Hamilton, Bermuda

Press Release

www.jardines.com

To: Business Editor

13th May 2004
For immediate release

Jardine Cycle & Carriage Limited
First Quarter 2004 Financial Statements and Dividend Announcement

The following press release was issued today by the Company's 54%-owned subsidiary, Jardine Cycle & Carriage Limited.

For further information, please contact:

Jardine Matheson Limited
Neil M McNamara (852) 2843 8227

Golin/Harris Forrest
Katherine Wang (852) 2501 7984

Issued by: Jardine Matheson Limited
48th Floor Jardine House, Central, Hong Kong

Incorporated in Bermuda with limited liability

Jardine Cycle & Carriage

Jardine Cycle & Carriage Limited

239 Alexandra Road
Singapore 159930

Tel (65) 6473 3122
Fax (65) 6475 7088
www.jcclgroup.com

13 May 2004

JARDINE CYCLE & CARRIAGE LIMITED
FIRST QUARTER 2004 FINANCIAL STATEMENTS AND DIVIDEND ANNOUNCEMENT

Highlights

- Strong profit growth in first quarter
- Shareholding in Astra increased to 38%
- Astra achieves important milestone in debt repayment
- A 34% stake acquired in Tunas Ridean

"The strong growth of the first quarter is expected to slow down, although the outlook for the year is expected to remain satisfactory."

Anthony Nightingale, *Chairman*
13 May 2004

Group Results

	Three months ended 31 March				
	2004 US$m	2003 US$m	*Change %*	**2004 S$m**	*Change %*
Revenue	**392**	361	*8*	**664**	*5*
Profit after tax	**66**	50	*33*	**112**	*30*
Underlying profit attributable to shareholders	**59**	35	*67*	**100**	*62*
Profit attributable to shareholders	**62**	47	*31*	**104**	*27*
	US¢	US¢		**S¢**	
Underlying earnings per share	**17.9**	13.3	*35*	**30.4**	*31*
Earnings per share	**18.7**	17.7	*6*	**31.8**	*3*
	At 31.3.04 US$m	**At 31.12.03** US$m		**At 31.3.04 S$m**	
Shareholders' funds	**1,059.5**	992.9	*7*	**1,779.1**	*5*
	US$	US$		**S$**	
Net asset value per share	**3.23**	3.02	*7*	**5.42**	*5*

The exchange rate of US$1=S$1.6792 (31.12.2003: US$1=S$1.701) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.6955 (31.3.2003: US$1=S$1.7443) was used for translating the results for the period.

The results for the three months ended 31 March 2004 have been prepared in accordance with International Financial Reporting Standards ("IFRS"). The unaudited financial results for the period ended 31 March 2003 have been restated to comply with IFRS. These results were not audited nor reviewed by the Auditors.

The financial results for the year ended 31 December 2003 were audited in accordance with the Singapore Auditing Standards.

- more -

CHAIRMAN'S STATEMENT

Stable or improving economies in most of the markets in which the Group operates, contributed to improved profit performance. Progress continued to be made on restructuring the Group and improving Astra's debt position.

Performance

The Group's trading profit after tax and minority interests for the first quarter grew by 96% to US$61 million as compared to the corresponding period of the previous year, notwithstanding the lack of Astra's Toyota manufacturing contribution. Underlying net profit increased by 67% to US$59 million, with the lower growth arising from a non repeat of some of the favourable items from the previous year. Underlying earnings per share increased by a smaller percentage of 35% to US¢17.9 due to the increase in number of shares issued as a result of the rights issue in September 2003. Net profit increased by 31% to US$62 million.

Good consumer demand and economic stability enabled Astra to increase its contribution to underlying profit by 60% to US$43 million. Astra's sales of motorcycles and motorcars were strong with good market acceptance of the new, lower priced Toyota Avanza and Daihatsu Xenia. Improved yields and prices for palm oil and an increased contribution from consumer finance activities also supported earnings.

Underlying profit for the motor vehicle operations increased by 77% to US$11 million, enhanced by the elimination of the distribution losses in Australia. Singapore and New Zealand performed satisfactorily, but Malaysia recorded a decline compared with the prior year which had benefited from the distribution margin on brought forward Mercedes-Benz stock following the change in distribution arrangements on 1 January 2003.

The underlying contribution from property grew by 55% to US$7 million with good contributions from The Warren and Rio Vista.

Jardine Cycle & Carriage's consolidated net debt at US$203 million at the end of March was similar to the level at the end of 2003.

The Board does not propose to declare an interim dividend for the three months ended 31 March 2004 (31 March 2003: Nil).

Developments

The Group's shareholding in Astra was increased during the quarter from 37% at the year end to 38% at a cost of US$33 million.

In March 2004, the Company acquired a 34% stake in PT Tunas Ridean in Indonesia for US$20 million, and the sale of Jardine Cycle & Carriage's 70% stake in Cycle & Carriage (Malaysia) for US$8 million to Cycle & Carriage Bintang Bhd was finalised.

March 2004 was also an active month for Astra in regard to its debt. Astra obtained debt release, which removes several cash restrictions and will allow it to pay dividends. Agreement was also reached by Astra's listed affiliate, United Tractors, with the majority of its creditors to restructure its debt. This paves the way for a US$75 million rights issue by United Tractors with the bulk of the proceeds to be used for debt buyback.

On 7 May 2004, the Company announced that it had entered into agreements with Sime Singapore Limited to sell all its wholly owned subsidiaries in New Zealand for approximately NZ$85 million (US$54 million). The sale is in line with the Group's strategy of divesting its businesses in Australia and New Zealand and focusing on its automotive business in Southeast Asia. The sale is conditional on, amongst others, the approvals of the New Zealand Overseas Investment Commission and principals of the companies' motor franchises.

The Company also announced that it had entered into an agreement with J.I. Motor Holdings B.V. which is ultimately owned by Jardine Matheson Holdings Limited, to purchase its 12% interest in Cycle & Carriage Bintang ("CCB") for RM42 million (approximately US$11 million). CCB will become a subsidiary of the Company and its interest will be increased from 47% presently to 59%. The purchase is conditional on the approval of the Foreign Investment Committee and the confirmation of the Securities Commission of Malaysia that a mandatory general offer for the remaining shares of CCB need not be made by the Company.

Prospects

The strong growth of the first quarter is expected to slow down, although the outlook for the year is expected to remain satisfactory.

Anthony Nightingale
Chairman
13 May 2004

Jardine Cycle & Carriage Limited
Consolidated Profit and Loss Account for the three months ended 31 March

	Note	2004 US$m	2003 US$m	*Change %*
Continuing operations				
Revenue		**346.0**	321.3	*8*
Cost of sales		**(300.9)**	(286.0)	*5*
Gross profit		**45.1**	35.3	*28*
Other operating income		**3.2**	1.8	*78*
Selling and distribution expenses		**(17.1)**	(19.7)	*-13*
Administrative expenses		**(10.2)**	(8.4)	*21*
Other operating expenses		**0.7**	1.8	*-61*
Operating profit		**21.7**	10.8	*101*
Net financing charges		**(0.3)**	(3.2)	*- 91*
Share of associates' and joint ventures' results		**47.1**	43.5	*8*
Profit before tax		**68.5**	51.1	*34*
Tax		**(4.4)**	(3.0)	*47*
Profit after tax from continuing operations		**64.1**	48.1	*33*
Discontinuing operations				
Profit before tax	9	**3.1**	2.3	*35*
Tax	9	**(1.0)**	(0.8)	*25*
Profit after tax from discontinuing operations	9	**2.1**	1.5	*40*
Profit after tax for the period		**66.2**	49.6	*33*
Profit attributable to:				
Shareholders		**61.5**	47.0	*31*
Minority interests		**4.7**	2.6	*81*
		66.2	49.6	*33*
		US¢	US¢	
Earnings per share:				
- basic	6	**18.7**	17.7	*6*
- fully diluted	6	**18.7**	17.7	*6*

Jardine Cycle & Carriage Limited
Consolidated Balance Sheet

	Note	At 31.3.04 US$m	At 31.12.03 US$m
Non-current assets			
Property, plant and equipment		**65.6**	70.8
Investment properties		**230.7**	231.8
Leasehold land payments		**15.2**	15.4
Interests in associates and joint ventures		**665.3**	583.1
Deferred tax assets		**3.7**	1.9
Non-current investments		**23.6**	23.8
Other non-current assets		**1.0**	1.2
Negative goodwill		**-**	(14.1)
		1,005.1	913.9
Current assets			
Development properties for sale		**344.2**	339.6
Stocks		**106.4**	177.6
Debtors		**167.4**	171.9
Current tax assets		**1.9**	2.3
Short term investment		**-**	1.7
Bank and other liquid funds		**70.2**	119.2
		690.1	812.3
Non-current assets classified as held for sale	9	**54.4**	-
		744.5	812.3
Total assets		**1,749.6**	1,726.2
Non-current liabilities			
Borrowings due after one year		**44.5**	63.3
Deferred tax liabilities		**12.7**	8.3
Non-current provisions		**-**	5.9
Other non-current liabilities		**4.1**	4.2
		61.3	81.7
Current liabilities			
Creditors		**110.7**	126.1
Provisions		**25.5**	20.5
Current tax liabilities		**16.6**	15.5
Borrowings due within one year		**218.5**	259.8
		371.3	421.9
Liabilities associated with non-current assets classified as held for sale	9	**21.7**	-
		393.0	421.9
Total liabilities		**454.3**	503.6
Net assets		**1,295.3**	1,222.6
Financed by:			
Share capital and reserves			
Share capital		**180.5**	180.4
Share premium		**240.2**	239.9
Fair value and other reserves		**14.9**	13.5
Revenue reserve		**623.9**	559.1
Shareholders' funds		**1,059.5**	992.9
Minority interests		**235.8**	229.7
		1,295.3	1,222.6
Net asset value per share		**US$3.23**	US$3.02

Jardine Cycle & Carriage Limited

Consolidated Statement of Changes in Equity for the three months ended 31 March

	Attributable to shareholders					Minority interests	Total equity
	Share capital US$m	Share premium US$m	Fair value and other reserves US$m	Revenue reserve US$m	Total US$m	US$m	US$m
2004							
Balance at 1 January							
- as previously reported	180.4	239.9	13.5	559.1	992.9	229.7	1,222.6
- effect of adopting IFRS 3	-	-	-	14.1	14.1	-	14.1
- share of associate's effect of adopting IFRS 3	-	-	-	0.3	0.3	-	0.3
- as restated	180.4	239.9	13.5	573.5	1,007.3	229.7	1,237.0
Revaluation surplus	-	-	1.4	-	1.4	-	1.4
Fair value changes, net of tax							
- available for sale investments	-	-	(0.4)	-	(0.4)	-	(0.4)
Share of associate's dilution of interest in investments	-	-	-	(5.0)	(5.0)	-	(5.0)
Translation difference	-	-	-	(6.1)	(6.1)	2.2	(3.9)
Net gain/(loss) not recognised in profit and loss account	-	-	1.0	(11.1)	(10.1)	2.2	(7.9)
Profit for the financial period	-	-	-	61.5	61.5	4.7	66.2
Total recognised gains for the financial period	-	-	1.0	50.4	51.4	6.9	58.3
Dividends (net)	-	-	-	-	-	(0.6)	(0.6)
Issue of shares	0.1	0.3	-	-	0.4	0.1	0.5
Fair value of share options not yet vested	-	-	0.4	-	0.4	-	0.4
Disposal of a subsidiary	-	-	-	-	-	(0.3)	(0.3)
Balance at 31 March	180.5	240.2	14.9	623.9	1,059.5	235.8	1,295.3
2003							
Balance at 1 January	130.6	142.2	12.3	333.5	618.6	190.2	808.8
Revaluation surplus	-	-	0.6	-	0.6	-	0.6
Fair value gain, net of tax							
- available for sale investments	-	-	1.5	-	1.5	-	1.5
Translation difference	-	-	-	4.9	4.9	(2.1)	2.8
Net gain/(loss) not recognised in profit and loss account	-	-	2.1	4.9	7.0	(2.1)	4.9
Profit for the financial period	-	-	-	47.0	47.0	2.6	49.6
Total recognised gains for the financial period	-	-	2.1	51.9	54.0	0.5	54.5
Dividends (net)	-	-	-	-	-	(2.6)	(2.6)
Balance at 31 March	130.6	142.2	14.4	385.4	672.6	188.1	860.7

Jardine Cycle & Carriage Limited
Company Balance Sheet

	At 31.3.04 US$m	At 31.12.03 US$m
Non-current assets		
Property, plant and equipment	**0.9**	0.9
Interests in subsidiaries	**452.2**	477.5
Interests in associates	**23.2**	22.9
	476.3	501.3
Current assets		
Amount owing by subsidiaries	**652.8**	595.0
Amount owing by associates	**10.8**	10.6
Debtors	**0.8**	0.7
Short term investment	**-**	0.1
Bank and other liquid funds	**0.1**	36.1
	664.5	642.5
Non-current assets classified as held for sale	**23.6**	-
	688.1	642.5
Total assets	**1,164.4**	1,143.8
Non-current liabilities		
Borrowings due after one year	**5.7**	5.6
Deferred tax liabilities	**0.4**	0.4
	6.1	6.0
Current liabilities		
Amount owing to subsidiaries	**59.7**	37.1
Creditors	**3.0**	3.8
Current tax liabilities	**1.3**	1.2
Borrowings due within one year	**121.5**	137.3
	185.5	179.4
Total liabilities	**191.6**	185.4
Net assets	**972.8**	958.4
Financed by:		
Share capital and reserves		
Share capital	**180.5**	180.4
Share premium	**240.2**	239.9
Share option reserve	**0.4**	-
Revenue reserve	**551.7**	538.1
Shareholders' funds	**972.8**	958.4
Net asset value per share	**US$2.96**	US$2.92

Jardine Cycle & Carriage Limited

Company Statement of Changes in Equity for the three months ended 31 March

	Share capital US$m	Share premium US$m	Share Option reserve US$m	Revenue reserve US$m	Total US$m
2004					
Balance at 1 January	180.4	239.9	-	538.1	958.4
Translation difference	-	-	-	12.4	12.4
Profit attributable to shareholders	-	-	-	1.2	1.2
Total recognised gains for the financial period	180.4	239.9	-	551.7	972.0
Issue of shares	0.1	0.3	-	-	0.4
Fair value of share options not yet vested	-	-	0.4	-	0.4
Balance at 31 March	180.5	240.2	0.4	551.7	972.8
2003					
Balance at 1 January	130.6	142.2	-	364.3	637.1
Translation difference	-	-	-	(10.9)	(10.9)
Profit attributable to shareholders	-	-	-	0.3	0.3
Total recognised gains for the financial period	130.6	142.2	-	353.7	626.5
Balance at 31 March	130.6	142.2	-	353.7	626.5

Jardine Cycle & Carriage Limited
Consolidated Statement of Cash Flows for the three months ended 31 March

	Note	**2004 US$m**	2003 US$m
Cash flows from operating activities			
Cash generated from operations	8	**52.7**	40.4
Interest paid		**(1.2)**	(2.2)
Interest received		**1.4**	1.2
Other finance costs paid		**-**	(0.5)
Income tax paid		**(0.9)**	(1.1)
		(0.7)	(2.6)
Net cash flows from operating activities		**52.0**	37.8
Cash flows from investing activities			
Sale of property, plant and equipment		**0.8**	0.6
Sale of shares in associates		**7.4**	-
Proceeds from sale of investment properties		**2.5**	1.9
Purchase of property, plant and equipment		**(4.5)**	(1.6)
Purchase of shares in a subsidiary		**-**	(0.1)
Purchase of shares in associates		**(53.4)**	(96.8)
Distribution of excess cash to minority shareholders		**(0.2)**	-
Net cash flows used in investing activities		**(47.4)**	(96.0)
Cash flows from financing activities			
Proceeds from issue of shares		**0.4**	-
External loans		**(50.2)**	47.9
Investments by minority shareholders		**0.1**	-
Dividends paid to minority shareholders		**(0.6)**	(1.9)
Net cash flows used in financing activities		**(50.3)**	46.0
Net change in cash and cash equivalents		**(45.7)**	(12.2)
Cash and cash equivalents at the beginning of the period		**116.1**	81.9
Effect of exchange rate changes		**(0.5)**	0.1
Cash and cash equivalents at the end of the period		**69.9**	69.8

1 Basis of preparation

The financial statements of the Group and the Company had previously been prepared in accordance with the Singapore Statements of Accounting Standard ("SAS"). Pursuant to the Singapore Companies (Amendment) Act 2002, with effect from financial year commencing on or after 1 January 2003, Singapore-incorporated companies are required to prepare and present their statutory accounts in accordance with the Singapore Financial Reporting Standards ("FRS"). During the previous financial year, the Registrar of Companies and Businesses approved the Company's application for an exemption on compliance with the FRS on the condition that disclosures are made to reconcile the differences between the accounting treatment for investment properties under FRS 25 Accounting for Investments and IAS 17 Leases and IAS 40 Investment Property. These disclosures are set out in Note 3.

These financial statements are prepared in accordance with the International Financial Reporting Standards ("IFRS"), including International Accounting Standards ("IAS") issued by the International Accounting Standards Board and related interpretations issued by the International Financial Reporting Interpretation Committee.

The accounting policies used are consistent with those set out in the 2003 audited accounts. There are no changes in those accounting policies except that the Group and the Company have adopted the following IFRSes and revised IASes in 2004 in advance of their effective dates:

IFRS 2	Share-based Payment
IFRS 3	Business Combinations
IFRS 5	Non-current Assets Held for Sale and Discontinued Operations
IAS 36 (revised 2004)	Impairment of Assets
IAS 38 (revised 2004)	Intangible Assets
IAS 39 (revised 2004)	Financial Instruments: Recognition and Measurement

The effect of adopting IFRS 2 Share-based Payments is to reduce profit attributable to shareholders in the current period by US$0.4 million while the effect of adopting IFRS 3 Business Combinations is to increase shareholders' funds as at 1 January 2004 by US$14.4 million and to increase profit attributable to shareholders in the current period by US$0.2 million. The adoption of the other IFRSes and IASes have no impact on shareholders' funds and profit attributable to shareholders.

The financial statements of the Group and the Company had until 31 December 2002 been prepared in accordance with SAS. SAS differs in certain respects from IFRS. When preparing the Group's and the Company's 2003 financial statements, management has amended certain accounting, valuation and consolidation methods applied in the SAS financial statements to comply with IFRS. The comparative figures in respect of 2003 were restated to reflect these adjustments.

Reconciliations and descriptions of the effect of the transition from SAS to IFRS on the Group's and the Company's balance sheet and profit and loss are set out in Note 2.

The financial statements of the Group and the Company were previously presented in Singapore dollars, but with effect from the financial statements for the year ended 31 December 2003, have been presented in United States dollars. The comparative figures in respect of 2003 were restated to reflect the change in presentation currency. The exchange rate of US$1=S$1.6792 (31.12.2003: US$1=S$1.701) was used for translating assets and liabilities at the balance sheet date and US$1=S$1.6955 (31.3.2003: US$1=S$1.7443) was used for translating the results for the period.

2 Effect of transition from SAS to IFRS

(a) Reconciliation of Consolidated Balance Sheet at 1 January 2003 and 31 March 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
At 1 January 2003					
Property, plant and equipment	(i)	119.8	69.0	3.1	72.1
Leasehold land payments	(ii)	-	-	9.8	9.8
Interests in associates and joint ventures	(iii)	501.5	289.0	18.6	307.6
Debtors	(iv)	379.6	218.8	0.1	218.9
Creditors	(iv)	(219.0)	(126.2)	(2.1)	(128.3)
Deferred tax assets/(liabilities)	(v)	2.0	1.1	(3.7)	(2.6)
Other non-current liabilities	(iv)	(6.0)	(3.5)	(4.1)	(7.6)
Net assets		1,365.6	787.1	21.7	808.8
Fair value and other reserves	(viii)	29.8	15.9	(3.6)	12.3
Revenue reserve	(ix)	500.8	307.7	25.8	333.5
Shareholders' funds		1,034.8	596.4	22.2	618.6
Minority interests		330.8	190.7	(0.5)	190.2
At 31 March 2003					
Property, plant and equipment	(i)	121.8	69.0	3.2	72.2
Leasehold land payments	(ii)	-	-	9.6	9.6
Interests in associates and joint ventures	(iii)	745.3	422.2	30.4	452.6
Debtors	(iv)	320.7	181.7	-	181.7
Creditors	(iv)	(172.3)	(97.6)	(1.5)	(99.1)
Deferred tax assets/(liabilities)	(v)	(0.6)	(0.3)	(3.6)	(3.9)
Other non-current liabilities	(iv)	(5.4)	(3.1)	(4.4)	(7.5)
Net assets		1,459.8	827.0	33.7	860.7
Fair value and other reserves	(viii)	81.8	46.3	(31.9)	14.4
Revenue reserve	(ix)	541.0	306.5	78.9	385.4
Shareholders' funds		1,127.0	638.5	34.1	672.6
Minority interests		332.8	188.5	(0.4)	188.1

(b) Reconciliation of Consolidated Profit and Loss for three months ended 31 March 2003

	Reference	SAS S$m	SAS US$m	Effect of Transition to IFRS US$m	IFRS US$m
Depreciation and amortisation	(i)	(3.4)	(1.9)	(0.6)	(2.5)
Fair value changes in derivative financial instruments	(iv)	-	-	0.1	0.1
Share of results of associates and joint ventures (net of tax)	(iii)	59.3	34.0	9.5	43.5
Profit before tax		78.1	44.8	8.6	53.4
Tax		(6.7)	(3.9)	0.1	(3.8)
Profit attributable to:					
Shareholders		66.8	38.3	8.7	47.0
Minority interests		4.6	2.6	-	2.6

(c) Reconciliation of Company Balance Sheet at 1 January 2003 and 31 March 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
At 1 January 2003					
Creditors	(iv)	(62.6)	(36.1)	(2.2)	(38.3)
Other non-current liabilities	(iv)	-	-	(3.9)	(3.9)
Net assets		1,116.0	643.2	(6.1)	637.1
Revenue reserve	(ix)	611.8	352.6	11.7	364.3
Shareholders' funds		1,116.0	643.2	(6.1)	637.1
At 31 March 2003					
Creditors	(iv)	(105.0)	(59.5)	(1.3)	(60.8)
Other non-current liabilities	(iv)	-	-	(4.4)	(4.4)
Net assets		1,115.9	632.2	(5.7)	626.5
Revenue reserve	(ix)	611.7	346.5	7.2	353.7
Shareholders' funds		1,115.9	632.2	(5.7)	626.5

(d) Reconciliation of Company Profit and Loss for three months ended 31 March 2003

	Reference	SAS S$m	SAS US$m	Effect of transition to IFRS US$m	IFRS US$m
Fair value changes in derivative financial instruments	(iv)	-	-	0.3	0.3
Translation reserve realised	(vii)	-	-	0.4	0.4
Profit before tax		(0.7)	(0.4)	0.7	0.3
Profit after tax		(0.7)	(0.4)	0.7	0.3

(e) Notes to the reconciliation of Consolidated and Company balance sheets at 1 January 2003 and 31 March 2003 and Consolidated and Company profit and loss for three months to 31 March 2003

Reference

(i)&(ii) Under the present policy, owner-occupied freehold land and buildings and the building component of leasehold properties are stated at valuation and depreciation is adjusted to reflect the changes in valuation. Under the previous policy, such assets were stated at cost and depreciated.

Leasehold land which are up-front payments to acquire long-term interests in owner-occupied properties are now classified under leasehold land payments and are stated at cost and amortised. Under the previous policy, payments for leasehold land were also stated at cost and amortised, but classified under property, plant and equipment.

(iii) Interests in associates and joint ventures were adjusted to reflect the fair value changes in biological assets, derivative financial instruments and the building component of owner-occupied leasehold properties which are now stated at fair value.

Under the previous policy, biological assets were carried at cost less amortisation, fair value changes of derivative financial instruments which do not qualify as cash flow hedges were not recognised, but disclosed in the financial statements. In addition, owner-occupied buildings were stated at cost less depreciation.

(e) Notes to the reconciliation of Consolidated and Company balance sheets at 1 January 2003 and 31 March 2003 and Consolidated and Company profit and loss for three months to 31 March 2003 (cont'd)

(iv) Debtors, creditors, other non-current assets and liabilities were adjusted to include fair value changes in current and non-current derivative financial instruments.

Under the present policy, outstanding foreign exchange forward contracts and interest rate swaps are carried at fair values. Fair value changes of derivative financial instruments that do not qualify as fair value hedges are recorded in the consolidated profit and loss account, changes in the fair value of derivative financial instruments that qualify as cash flow hedges are recorded in the hedging reserve. Trade creditors hedged by forward exchange contracts are translated at the balance sheet date rates and exchange adjustments are taken to the profit and loss accounts.

Under the previous policy, fair value changes of derivative financial instruments were not recognised, but disclosed in the financial statements and trade creditors hedged by forward exchange contracts were translated at the balance sheet date at the hedged rates.

(v) Deferred tax assets/(liabilities) were adjusted to reflect the effect of the changes in the accounting policies.

(vi) Under the present policy, investment properties are carried at fair value and the surplus or deficit is recognised in the consolidated profit and loss account. Under the previous policy, investment properties are carried at revalued amounts and the surplus or deficit is taken to the asset revaluation reserve. Where the deficit exceeds the surplus, the excess is taken to the consolidated profit and loss account.

(vii) The adjustment is due to the realisation of translation reserve. Under the previous policy, translation differences on monetary items, that in substance, form part of the Company's investment in a foreign entity, are taken directly to translation reserve. Under the present policy, such translation differences are taken to the profit and loss account.

(viii) The decrease in the fair value and other reserves arose mainly because the Group changed its policy to value its owner-occupied freehold land and buildings and the building component of leasehold properties. It also opted to use the "fair value as deemed cost" exemption, under which any revaluations carried out prior to 1 January 2002 are deemed as cost and any balance in the asset revaluation reserve is transferred to revenue reserve.

(ix) The change in revenue reserve is due mainly to the transfer of the balance in the asset revaluation reserve to the revenue reserve for investment properties as described in note (vi), the transfer of the asset revaluation reserve of other freehold land and buildings and the building component of leasehold properties to revenue reserve as described in note (viii) and fair value changes of derivative financial instruments.

3 Reconciliation between IAS 17 and IAS 40 and FRS 25

The following reconciliation of the differences between IAS 17 Leases ("IAS 17") and IAS 40 Investment Properties ("IAS 40") and Singapore's FRS 25 Accounting for Investments ("FRS 25") is disclosed as required by the Registrar of Companies and Businesses in approving the Company's application for the adoption of International Financial Reporting Standards.

The difference between IAS 17 and IAS 40 and FRS 25 arises from the accounting treatment of valuation changes in investment properties. Under IAS 40, investment properties are carried at fair value and changes in fair values are recognised directly in the consolidated profit and loss account. This contrasts with FRS 25 where the investment properties are carried at revalued amounts. The net surplus or deficit on revaluation is first taken to revaluation reserve unless the revaluation surplus is insufficient to cover the deficit, in which case, the amount by which the deficit exceeds the available surplus is charged to the consolidated profit and loss account.

- more -

3 Reconciliation between IAS 17 and IAS 40 and FRS 25 (cont'd)

	Investment properties US$m	Net assets US$m	Profit before tax US$m	Profit attributable to shareholders US$m	Earnings per share US¢
IFRS Group balances as at 31 March 2004	230.7	1,295.3	66.2	61.5	18.7
FRS 25 Group adjusted balances as at 31 March 2004	230.7	1,295.3	66.2	61.5	18.7

There were no revaluations of investment properties during the 3 months to 31 March 2004.

4 Profit before tax

Three months ended 31 March	**Group** **2004** **US$m**	2003 US$m	*Change %*
Profit before tax is determined after including:			
Interest expense	**(1.3)**	(4.0)	*- 68*
Interest income	**0.8**	0.6	*33*
Depreciation and amortisation	**(2.5)**	(2.5)	-
Write-down in fixed assets	**(0.4)**	-	*100*
Provision for stock obsolescence	**(0.2)**	(0.5)	*- 60*
Provision for doubtful debts	**(0.8)**	(0.1)	*700*
Provision for warranty and goodwill	**(2.2)**	(1.9)	*16*
Net exchange gain/(loss)	**(0.4)**	2.0	*nm*
Profit/(loss) on:			
- sale of property, plant and equipment	**0.2**	(0.2)	*nm*
- sale of an Australian associate	**0.9**	-	*100*
- disposal of a subsidiary	**0.7**	-	*100*
- sale of investment properties	**(0.2)**	-	*100*
Fair value changes of derivative financial instruments	**0.3**	-	*100*
Share based payments	**(0.4)**	-	*100*
Share of associates'			
- exchange gain/(loss) on foreign currency debts	**(2.5)**	1.6	*nm*
- deferred tax	**-**	2.5	*-100*
- gain/(loss) on sale of investments	**2.6**	(2.4)	*nm*
- gain on debt buyback	**-**	5.5	*- 100*
- fair value adjustment of biological assets	**-**	8.6	*-100*
Goodwill on acquisition of an associate	**(0.7)**	-	*100*

nm: *not meaningful*

5 Tax

The provision for income tax is based on the statutory tax rates of the respective countries in which the companies are operating and after taking into account non-deductible expenses and group tax relief. The higher effective tax rate in first quarter 2003 was due to no tax assets recognised on certain tax losses.

6 Earnings per share

	Group	
Three months ended 31 March	**2004 US$m**	2003 US$m
Basic earnings per share		
Profit attributable to shareholders	**61.5**	47.0
Weighted average number of ordinary shares in issue (millions)	**328.3**	265.7
Basic earnings per share	**US¢18.7**	US¢17.7
Diluted earnings per share		
Profit attributable to shareholders	**61.5**	47.0
Weighted average number of ordinary shares in issue (millions)	**328.3**	265.7
Adjustment for assumed conversion of share options (millions)	**0.6**	-
Weighted average number of ordinary shares for diluted earnings per share (millions)	**328.9**	265.7
Diluted earnings per share	**US¢18.7**	US¢17.7
Underlying earnings per share		
Underlying profit attributable to shareholders	**58.8**	35.3
Basic underlying earnings per share	**US¢17.9**	US¢13.3
Diluted underlying earnings per share	**US¢17.9**	US¢13.3

6 Earnings per share (cont'd)

A reconciliation of the underlying profit and profit attributable to shareholders is as follows:

	Group					
	Profit before tax			Profit attributable to shareholders		
Three months ended 31 March	**2004**	2003	*Change*	**2004**	2003	*Change*
	US$m	US$m	*%*	**US$m**	US$m	*%*
Profit before material, recurring and exceptional items	**71.4**	37.6	*90*	**61.3**	31.2	*96*
Add: Material, recurring items						
Share of associates':						
- exchange gain/(loss) on foreign currency debts	**(2.5)**	1.6	*nm*	**(2.5)**	1.6	*nm*
- deferred tax	**-**	2.5	*-100*	**-**	2.5	*-100*
	(2.5)	4.1	*nm*	**(2.5)**	4.1	*nm*
Underlying profit	**68.9**	41.7	*65*	**58.8**	35.3	*67*
Add: Exceptional items						
Share of associates':						
- gain/(loss) on sale of investments	**2.6**	(2.4)	*nm*	**2.6**	(2.4)	*nm*
- gain on debt buyback	**-**	5.5	*-100*	**-**	5.5	*-100*
- fair value adjustment of biological assets	**-**	8.6	*-100*	**-**	8.6	*-100*
Goodwill on acquisition of an associate	**(0.7)**	-	*100*	**(0.7)**	-	*100*
Profit on sale of an Australian associate	**0.9**	-	*100*	**0.9**	-	*100*
Loss on sale of an investment property	**(0.1)**	-	*100*	**(0.1)**	-	*100*
	2.7	11.7	*-77*	**2.7**	11.7	*-77*
	71.6	53.4	*34*	**61.5**	47.0	*31*

7 Borrowings

	Group	
	At 31.3.04 US$m	At 31.12.03 US$m
Borrowings due within one year:		
- secured	**12.9**	16.1
- unsecured	**213.8**	243.7
	226.7	259.8
Borrowings due after one year:		
- secured	**41.0**	57.7
- unsecured	**5.7**	5.6
	46.7	63.3
Total borrowings	**273.4**	323.1

Certain subsidiaries of the Company pledged their assets in order to obtain loans from financial institutions. The net book value of properties and other assets pledged/mortgaged to financial institutions amounted to US$152.3 million (31.12.03: US$155.0 million).

8 Cash flows from operating activities

Three months ended 31 March	Group 2004 US$m	2003 US$m
Profit before tax	**71.6**	53.4
Adjustments for:		
Net financing charges	**0.5**	3.5
Share of associates' and joint ventures' results	**(47.1)**	(43.5)
Depreciation, amortisation and impairment of fixed assets	**2.5**	2.5
Foreign exchange translation difference	**0.6**	8.5
Loss/(profit) on sale of property, plant and equipment	**(0.2)**	0.2
Profit on sale of an Australian associate	**(0.9)**	-
Loss on sale of investment properties	**0.2**	-
Share based payments	**0.4**	-
Write-down in fixed assets	**0.4**	-
	(43.6)	(28.8)
Operating profit before working capital changes	**28.0**	24.6
Changes in development properties for sale (excluding interest capitalised during the period)	**0.6**	(9.6)
Changes in working capital:		
Stocks	**43.2**	19.3
Debtors	**(9.6)**	24.9
Creditors	**(9.2)**	(18.5)
Retention money payable	**(0.3)**	(0.3)
	24.1	25.4
Cash flows from operations	**52.7**	40.4

9 Non-current assets held for sale

On 7 May 2004, the Company announced that it had entered into agreements to sell its motor businesses in New Zealand for approximately NZ$85.4 million (US$54.2 million) as part of its strategy of focusing on its motor business in Southeast Asia. The sale is conditional on, amongst others, the approvals of the New Zealand Overseas Investment Commission and principals of the companies' motor franchises.

The companies comprising wholly-owned subsidiaries, Truck Investments Limited, Cycle & Carriage (North Shore) Limited, Cycle & Carriage (Pakuranga) Limited, Cycle & Carriage (City) Limited and UD Truck Distributors (NZ) Limited are shown in these financial statements as non-current assets held for sale. The revenue, results and cash flows of the segment were as follows:

9 Non-current assets held for sale (cont'd)

Three months ended 31 March	Group 2004 US$m	2003 US$m
Revenue	**45.5**	39.1
Operating expenses	**(42.2)**	(36.5)
Operating profit	**3.3**	2.6
Net financing charge	**(0.2)**	(0.3)
Profit before tax	**3.1**	2.3
Tax	**(1.0)**	(0.8)
Profit after tax	**2.1**	1.5
Operating cash flows	**2.1**	0.6
Investment cash flows	**(0.1)**	(0.7)
Financing cash flows	**(1.6)**	0.8
Total cash inflows/(outflows)	**0.4**	0.7

The major assets and liabilities of the segment were as follows:

	Group As at 31.3.04 US$
Property, plant and equipment	**6.5**
Deferred tax asset	**0.9**
Non-current assets	**7.4**
Stocks	**30.4**
Other current assets	**16.3**
Bank and other liquid funds	**0.3**
Current assets	**47.0**
Total assets	**54.4**
Non-current borrowings	**2.2**
Other non-current liabilities	**0.8**
Non-current liabilities	**3.0**
Current borrowings	**8.3**
Other current liabilities	**10.4**
Current liabilities	**18.7**
Total liabilities	**21.7**
	32.7
Amount owing to holding company	**4.2**
Net assets	**28.5**

10 Issue of shares

The number of shares that may be issued on conversion of all outstanding options granted pursuant to the CCL Executives' Share Option Schemes amounted to 1,883,400 as at 31 March 2004 (31.12.03: 2,138,400).

Between 1 January 2004 and 31 March 2004, 255,000 ordinary shares were issued for cash to executives who exercised the options granted under the CCL Executives' Share Option Scheme 2000 to subscribe for shares of S$1.00 each in the capital of the Company at the exercise prices of S$2.907, S$2.330 and S$2.927.

Except for those mentioned above, there were no other rights, bonus or equity issues during the period between 1 January 2004 and 31 March 2004.

11 Interested person transactions

Name of interested person	Aggregate value of all interested person transactions (excluding transactions less than S$100,000 and transactions conducted under shareholders' mandate pursuant to Rule 920)	Aggregate value of all interested person transactions conducted under shareholders' mandate pursuant to Rule 920 (excluding transactions less than S$100,000)
	US$m	US$m
Three months ended 31 March 2004		
Jardine Matheson Limited - management consultancy services	-	0.2
Jardine International Motors (Mauritius) Limited - purchase of 33.7% interest in Tunas Ridean	19.8	-
	19.8	0.2

12 Others

The results do not include any pre-acquisition profits and have not been affected by any item, transaction or event of a material or unusual nature other than the material, recurring and exceptional items set out in note 6 of this report.

No other significant transaction or event has occurred between 31 March 2004 and the date of this report, except that on 7 May 2004:

(a) the Company announced that it had entered into agreements with Sime Singapore Limited to sell its wholly owned subsidiaries in New Zealand, namely, Truck Investments Limited, UD Truck Distributors (NZ) Limited, Cycle & Carriage (City) Limited, Cycle & Carriage (Pakuranga) Limited and Cycle & Carriage (North Shore) Limited. The selling price is estimated at NZ$85.4 million (US$54.2 million) and will be adjusted to take into account the shareholders' equity of the companies as at the month end closest to the completion date. The sale is conditional on, amongst others, the approvals of the New Zealand Overseas Investment Commission and principals of the companies' motor franchises; and

(b) the Company announced that it had entered into an agreement with J.I. Motor Holdings B.V. ("JIMH") which is ultimately owned by Jardine Matheson Holdings Limited, to purchase JIMH's 12.3% interest in Cycle & Carriage Bintang Berhad ("CCB") for RM41.6 million (approximately US$10.9 million). On completion, CCB will become a subsidiary of the Company and its interest will be increased from 46.8% presently to 59.1%. The purchase is conditional on the approval of the Foreign Investment Committee and the confirmation of the Securities Commission of Malaysia that a mandatory general offer for the remaining shares of CCB need not be made by the Company.

- end -

For further information, please contact:
Jardine Cycle & Carriage Limited
Ho Yeng Tat Tel: 65 64708108

Full text of the Financial Statements and Dividend Announcement for the first quarter 2004 can be accessed through the internet at 'www.jcclgroup.com'.

Jardines

Jardine Matheson Limited
48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat

10th May 2004

Securities & Exchange Commission
Office of Int'l Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Dear Sirs

Jardine Strategic Holdings Limited
- Shares Purchased by Jardine Matheson Holdings Limited

We enclose for your information a notification dated 10th May 2004 in respect of the above Company which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

Encl

Full Text Announcement

Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Shares Purchase
Released	11:51 10 May 2004
Number	4806Y

JARDINE STRATEGIC HOLDINGS LIMITED ("JSH")

SHARES PURCHASED BY JARDINE MATHESON HOLDINGS LIMITED ("JMH")

Please be advised of the following acquisition of JSH shares in the market by JMH Investments Limited, a wholly-owned subsidiary of JMH. JMH is a subsidiary of JSH.

Date of purchase:	10th May 2004
Total number of shares purchased:	436,000 shares
Highest price paid per share:	US$4.86
Lowest price paid per share:	US$4.84

The acquisition of shares is made in accordance with the share repurchase guidelines agreed with the UK Listing Authority which is applicable to JSH.

Neil M McNamara, Jardine Matheson Limited
for and on behalf of Jardine Strategic Holdings Limited

10th May 2004

www.jardines.com

END

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